December 1, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Re: WeWork Inc.
Form 10-K for the year ended December 31, 2021
Form 10-Q for the period ended June 30, 2022
Response dated September 28, 2022
File No. 001-39419
Attn: Eric McPhee and Robert Telewicz
Dear Mr. McPhee and Mr. Telewicz:

WeWork Inc. ("WeWork" or the "Company") has received your letter dated November 7, 2022 (the "Supplemental Letter") regarding the above-referenced Form 10-K and Form 10-Q, as well as the Company's response dated September 28, 2022 to the Staff's letter dated September 14, 2022 (the "Initial Letter"). This letter sets forth the Company's responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") contained in the Supplemental Letter.
For ease of review, we have reproduced the Staff's comments in the Supplemental Letter in bold face type below and have provided the Company's response following each comment.
Form 10-K for the year ended December 31, 2021
History, page 5
1.We note your response to comment 1, including your calculation of the $600 million decrease in adjusted location operating expenses, annualized on a per square foot basis, from the fourth quarter of 2019 to the fourth quarter of 2021. Please expand on why you believe your calculation of a $600 million decrease in adjusted location operating expenses annualized on a per square foot basis provides meaningful information for investors. In your response please address the following:
•We note adjusted location operating expenses, annualized on a per square foot basis decreased from $27.80/sf in the fourth quarter of 2019 to $22.97/sf in the fourth quarter of 2021. However it is not clear how multiplying this decrease of $4.83/sf by the summation of the monthly square feet under management during the quarter as of the first day of the month provides evidence of a decrease of over $600 million.
•The disclosed $600M decrease in adjusted location operating expenses, annualized on a per square foot basis, appears to be a gross rather than per square foot amount. As such, it is unclear why the decrease is labeled as a per square foot number.
•It appears your calculation of a $600M decrease in adjusted location operating expenses, annualized on a per square foot basis implies that annualized adjusted operating expenses incurred in 2019 would have been approximately $3.5billion with your current portfolio composition. Please tell us your reasonable basis for this assumption and tell us whether you believe this measure is a projection in accordance with Item 10(b) of Regulation S-K.

United States Securities and Exchange Commission
December 1, 2022

Response: In response to the Staff's comment, we note that the Company has not included this measure in our filings subsequent to our Form 10-K for the year ended December 31, 2021, and the Company will not present adjusted location operating expenses, annualized on a per square foot basis, in any future filings.
We believe showing the difference in adjusted location operating expenses, annualized on a per square foot basis, provided a useful comparison of the progress of our expense management and restructuring efforts from the fourth quarter of 2019, at which time the Company underwent a change in leadership, to the fourth quarter of 2021. At the end of the fourth quarter of 2019, the Company commenced our expense management and restructuring efforts; however, there were new locations in the late stages of development and scheduled to open during the fourth quarter of 2019 and throughout 2020. As a result of these new location openings, although our expense management efforts were progressing, the adjusted location operating expenses1 increased to approximately $3.1 billion and $3.3 billion during the years ended December 31, 2021 and 2020, respectively, as compared to approximately $2.4 billion during the year ended December 31, 2019.
To convey the progress of our expense management, we calculated the per square foot adjusted location operating expenses which was $22.97/sf for the fourth quarter of 2021 as compared to $27.80/sf for the fourth quarter of 2019. We then applied the adjusted location operating expenses per square foot rate to our square feet under management, as of the fourth quarter of 2021 on an annualized basis to demonstrate that the Company's annual adjusted location operating expenses would have been approximately $3.5 billion under the expense structure of the fourth quarter of 2019, as compared to the annualized adjusted location operating expenses of approximately $2.9 billion under the expense structure of the fourth quarter of 2021. We note that the measure was labeled as annualized on "a per square foot basis," because the measure was calculated using the per square foot adjusted location operating expense in the fourth quarters of 2019 and 2021. We note that the annual adjusted location operating expenses of approximately $3.5 billion under the expense structure of the fourth quarter of 2019 as compared to the fourth quarter of 2021 was intended to reflect two diverging trends that impacted our 2021 results (that is, decreasing cost per square foot resulting from operating efficiencies implemented into the business over the period and increasing square foot under management), rather than a projection of future performance in accordance with Item 10(b) of Regulation S-K.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the years ended December 31, 2021, 2020 and 2019 Revenue, page 71
2.We have considered your response to our prior comment 3. Please expand on how you determined that your current disclosure and discussion of revenue provides investors with sufficient information to understand revenue drivers and trends. In that regard, we note that approximately 96% of your revenue is classified as "membership and service revenue" in your disaggregated revenue disclosure. In your response please tell us, and tell us what consideration you've given to disclosing, the portion of revenue in 2021 and 2020 that was derived from:
•Services above monthly allowances provided in membership contracts
•Commissions earned from third party service providers
•Membership revenue under contracts expiring in less than one year (exclusive of WeWork All Access and WeWork On Demand Products)
•Membership revenue under contracts expiring in more than one year
Response: In response to the Staff's comment, we previously noted that, when determining how we present our gross revenues, we consider how our operations are managed and how we present our financial results within and outside of our financial statements. We manage our operations on a global basis primarily by assessing the source of revenue generated by product offering (including our space-as-a-service offerings, which are recognized as Membership and service revenue, and our non-space-as-a-service offerings, such as our former Powered by We
1 As discussed in our Form 10-K for the year ended December 31, 2021, these adjusted location operating expenses excluded our China locations during the periods prior to deconsolidation.

United States Securities and Exchange Commission
December 1, 2022

offering, which are recognized as Other revenue). We also note that the material drivers of our space-as-a-service revenue during the years ended December 31, 2021 and 2020 were memberships/occupancy and pricing as disclosed in the section titled "Key Performance Indicators" of our Management's Discussion and Analysis on page 55 of our 2021 Form 10-K, which outlines workstation capacity, total memberships and physical occupancy. These key performance indicators are determinative of our business results rather than membership type, membership duration or geographic location.
When considering how we present our space-as-a-service revenue classified as "membership and service revenue" we further considered disaggregating revenues earned from ancillary services that members may access through their memberships in excess of monthly allowances included in membership revenue, commissions earned by the Company on various services and benefits provided to our members, and management fee income for services provided to Unconsolidated Locations subject to joint venture or other management arrangements (collectively, "service revenues"). During 2020 and 2021, such service revenue did not exceed 5% of total "membership and service revenue" and was not considered a significant contributor to revenue drivers and trends. We also note the trend in our "membership and service revenue" is primarily driven by the same changes in memberships and pricing that are discussed within the comparison of revenue in our results of operations.
We also considered our various space-as-a-service product offerings, such as WeWork All Access, On Demand and WeWork Workplace, and note that in response to the Initial Letter, we revised our presentation of revenue to disaggregate WeWork All Access and On Demand revenue (collectively, "WeWork Access") from the remainder of our membership and service revenue in our Form 10-Q for the quarter ended September 30, 2022. We will continue to monitor our new product offerings, such as WeWork Workplace, which was launched in July 2022, and disaggregate revenues from a new product when it becomes a significant driver of our revenue.
We also considered disaggregating Membership and service revenue in Management's Discussion and Analysis of Financial Condition and Results of Operations by contract duration and concluded this disaggregation is neither utilized to manage our operations, nor would it provide investors with additional understanding of revenue drivers and trends as contract duration is not currently a material indicator of the volume or price of memberships.
Additionally, we believe that our disclosures of remaining performance obligations under ASC 606 and future minimum lease cash flows under ASC 842 provide useful information to the users of our financial statements regarding the amount and timing of revenue under contract. We note that in Note 16 of our Form 10-K we disclose a disaggregation of Membership and service revenue between revenue recognized in accordance with ASC 606 and ASC 842. In Note 16 of our Form 10-K, we note over half of our remaining performance obligations under ASC 606 were scheduled to be recognized in the following twelve months and disclose revenue committed under leases for the next 5 years, as required by ASC 842. We further note the average commitment length of our revenue contracts in the Business section of our Form 10-K (20 months for 2021), which along with our total backlog in Note 16 of our Form 10-K provides investors with an indication of the length of our revenue contracts. In future filings, we will include a cross reference in the section titled "Comparison of the years ended — Revenue" in the Management's Discussion and Analysis of Financial Condition and Results of Operations to the applicable note disclosure in our Form 10-K and Form 10-Q.
When considering the presentation of revenue included in Management's Discussion and Analysis of Financial Condition and Results of Operations, we also considered the disaggregation of revenue based on geographic location and concluded that, as our operations are managed on a global basis, our disclosures of total revenue by significant country included in Note 25 of our Form 10-K provide sufficient detail to exhibit that the United States, United Kingdom and Japan were the primary countries contributing to total revenue. In future filings, we will include a cross reference in the section titled "Comparison of the years ended — Revenue" in the Management's Discussion and Analysis of Financial Condition and Results of Operations to this geographical discussion in our Form 10-K and Form 10-Q disclosure.
Based on the above considerations we believe our disclosures of revenue included in our Management's Discussion and Analysis of Financial Condition and Results of Operations — Revenue provide investors with sufficient information to understand our revenue drivers and trends consistent with how management evaluates the business. In future filings, we will include cross references to the applicable Notes included in our periodic reports

United States Securities and Exchange Commission
December 1, 2022

as discussed above, in addition to our revised presentation to disaggregate WeWork Access revenue as included in our Form 10-Q for the quarter ended September 30, 2022. In future filings, we also will disclose any additional material trends or drivers of our revenue.
If you have additional questions or require any additional information with respect to this letter, please do not hesitate to contact me at (646) 389-3922.

Sincerely,
/s/ Andre Fernandez
Andre Fernandez
Chief Financial Officer

cc:	Sandeep Mathrani, Chief Executive Officer, WeWork Inc.
Jared DeMatteis, Chief Legal Officer, WeWork Inc.
Kurt Wehner, Chief Accounting Officer, WeWork Inc.
Kerry Burke, Partner, Covington & Burling LLP